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                              April 1, 2021

       Jonah Raskas
       Co-Chief Executive Officer
       CHW Acquisition Corp.
       2 Manhattanville Road
       Suite 403
       Purchase, NY 10577

                                                        Re: CHW Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 18,
2021
                                                            File No. 333-254422

       Dear Mr. Raskas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on March 18, 2021

       General

   1. We note that each unit now consists of one ordinary share and one warrant and that one warrant entitles the
holder to purchase 1/2 a share. However, we continue to note disclosure that no
fractional warrants will be issued upon separation of the unit and that investors must purchase
at least two units to receive or trade one warrant. We also note reference in the fee
table to the unit including 1/2 of a warrant and the risk factor on page
                                                        49 stating each unit
consists of only 1/2 a warrant. In addition, we note your disclosure on page 115 indicates that
one whole warrant entitles a holder to purchase one share. Please reconcile disclosure
throughout the prospectus to consistently describe the securities being offered.
 Jonah Raskas
CHW Acquisition Corp.
April 1, 2021
Page 2
2. We note the disclosure that the founders shares are the only shares that may vote on the appointment of directors prior to the initial business combination. Please advise us where the applicable provision in the corporate documents. We are unable to locate this provision.
3. Please include disclosure regarding the exclusive forum provision that appears in section
      9.3 of the warrant agreement filed as exhibit 4.4.
Exhibit 23.1, page 1

4. We note the consent references the audit report dated February 9, 2021 except for the 2nd paragraph in Note 8 which is dated March 17, 2021. The actual audit report appears to be dated February 9, 2021, except for the 2nd paragraph in Note 8 which is dated March 16,
      2021. Please revise the consent to reference the correct audit report date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameJonah Raskas
                                                           Division of
Corporation Finance
Comapany NameCHW Acquisition Corp.
                                                           Office of Real
Estate & Construction
April 1, 2021 Page 2
cc:       Ari Edelman
FirstName LastName